August 13, 2024

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted July 31, 2024
           CIK No. 0002024258
Dear Andrew Yeo:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 3, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to comment 1, including your revised risk factor disclosure noting that the dual class structure may limit an investor's ability to influence corporate matters.
       Please revise your cover page to note the same.
Prospectus Summary
Overview, page 5

2. We note your response to comment 4 and your revised disclosure on page 30, but we were
 August 13, 2024
Page 2

       unable to find the disclosure on page 5 referenced in your response. Please balance the disclosure in your Prospectus Summary by revising to include your net loss and accumulated deficit for the financial periods presented in the filing. Corporate Structure, page 9

3. We note your response to comment 8, including that PTPL is currently your operating subsidiary and that, pursuant to the corporate restructuring, PTPL will become your direct wholly owned subsidiary. If you currently hold less than 100% of PTPL, please clarify the percentage of PTPL currently held by you and identify the parties holding the remaining interests in PTPL.
Business
Competition, page 45

4. We note your revised disclosure in response to comment 19, including that one of your competitive strengths relates to your solutions being "effective." Please clarify how your solutions are effective compared to your competitors.
Business Strategies
Expand business and operations through joint ventures and/or strategic alliances in the Southeast
Asia Market, page 46

5. We note your revised disclosure indicating that you are developing distribution networks through partnerships with distributors, including that some of these partnerships are
       "currently present." Please clarify what is meant by "currently present," including whether you are already distributing your products through these channels. To the extent material, please quantify the portion of your total sales distributed through each of the distributors, to provide context for statements about your expansion and current partnerships.
Awards and Certifications, page 49

6. We note your response to comment 22 and your disclosure that "[t]hese awards are awarded based on a qualitative assessment of [y]our company . . . and it not only validates
       [y]our ongoing pursuit of quality and customer satisfaction but also reinforce[s] [y]our position as a leader in the field"(emphasis added). For all statements throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements. Additionally, please describe the relevant qualifications to achieve each of the disclosed awards and certifications.
Compensation of Executive Directors and Executive Officers, page 58

7. We note your disclosure here and on page 55 related to executive compensation. Please revise to include compensation disclosure for the year ended April 30, 2024. See Item
       6.B. of Form 20-F.
Statements of Operations, page F-4

8. We note your response to comment 26 and reissue in part. Please revise to delete the gross profit measure pursuant to the guidance in SAB 11:B.
 August 13, 2024
Page 3

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   William S. Rosenstadt